Exhibit 99.1

Catalyst Paper reaches agreement on financing facilities

RICHMOND, BC, Aug. 3, 2012 /CNW/ - Catalyst Paper announced today that it has entered into a commitment letter with a Canadian chartered bank for a $175 million syndicated asset based loan facility (ABL Facility) maturing on the earlier of 5 years from date of closing and 90 days prior to maturity of any significant debt.

The ABL Facility is a pre-condition for Catalyst to exit from creditor protection and would provide for the refinancing of existing credit facilities to fund the operations of the Company on exit from creditor protection and for general corporate purposes thereafter. The collateral would primarily consist of all present and future working capital assets of the Company. The ABL borrowing base would be calculated on balances of eligible accounts receivable and inventory, less certain reserves. Customary fees are payable in connection with the ABL Facility. The ABL Facility is subject to the completion of a credit agreement, syndication, documentation and certain other conditions.

Catalyst also entered into a commitment letter with respect to a secured exit notes facility of up to US$80 million (Exit Facility). The Exit Facility provides Catalyst with backstop financing should additional funding be required to pay costs and expenses or manage other contingencies on exit from creditor protection.

The Exit Facility will be provided by certain holders of Catalyst's First Lien Notes and will be secured by a charge on certain assets of Catalyst and its subsidiaries ranking senior to the lien securing the $250 million of new secured notes (the Plan Notes) to be issued under the Second Amended Plan of Arrangement (the Amended Plan). Customary commitment fees for a facility of this nature are payable to the lenders in connection with the Exit Facility.

The Exit Facility of US$80 million, or a lesser amount at Catalyst's option, or if Catalyst's liquidity exceeds a specified amount, is available to Catalyst upon its exit from creditor protection, has a maturity date of four years from that exit and can be prepaid in whole or in part at any time for a premium initially of 3% and declining annually thereafter.  The Exit Facility is subject to the completion of documentation and certain other conditions.

To provide sufficient time to complete documentation for the ABL Facility and Exit Facility and to satisfy the other conditions under the Amended Plan, Catalyst and certain noteholders have agreed to amend the Restructuring and Support Agreement dated March 11, 2012, as amended (the RSA) to extend the deadline for completion of the Amended Plan to September 14, 2012. The RSA and Amended Plan previously provided for completion within 45 days of the Canadian sanction order, which was obtained on June 28, 2012.

General Information

This press release is not an offer to sell or the solicitation of an offer to participate in, or buy any notes issued in connection with the Exit Facility or the Plan Notes or the New Common Shares to be issued in connection with the Amended Plan. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release, including statements with respect to the Exit Facility, the ABL Facility and the implementation of the Amended Plan, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to satisfy the conditions for implementation of the Exit Facility and the Amended Plan, failure to settle a commitment letter for the ABL Facility and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the second quarter of 2012, all of which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:10e 03-AUG-12